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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53459

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

Florida Investment Advisors, Inc.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA\ Florida Investment Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Bayshore Blvd., Suite 960
(No. and Street)

Tampa (City) FL (State) 33606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Nadglowski 813-998-2643 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Larson Allen LLP
(Name – *if individual, state last, first, middle name*)

220 South 6th St., Suite 300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/28/12

OATH OR AFFIRMATION

I, Robert F. Giles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Investment Advisors, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SUSAN VILA
MY COMMISSION # EE046701
EXPIRES December 06, 2014
(407) 398-0153
FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Cash and Cash Equivalents	$ 1,256,708	$ 1,144,651
Fees and Commissions Receivable	24,540	118,525
Investment Securities Available-for-Sale	323,132	240,953
Deposit with Clearing Organization	100,000	100,000
Antiques and Software, Net of Accumulated Amortization of $4,524 in 2011 and $11,554 in 2010	56,716	55,208
Property and Equipment, net of Accumulated Depreciation of $269,852 in 2011 and $233,309 in 2010	46,158	86,391
Deferred Tax Asset - Investment Securities Available-for-Sale	7,526	-
Prepaid Expenses	32,628	30,631
Total Assets	$ 1,847,408	$ 1,776,359
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 100,265	$ 105,679
Income Taxes Payable	10,470	20,536
Deferred Income Tax Liability	16,176	16,033
Total Liabilities	126,911	142,248
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value; 7,500 Shares Authorized, Issued and Outstanding	7,500	7,500
Additional Paid-In Capital	472,902	465,216
Retained Earnings	1,252,569	1,161,395
Accumulated Other Comprehensive Loss	(12,474)	-
Total Stockholder's Equity	1,720,497	1,634,111
Total Liabilities and Stockholder's Equity	$ 1,847,408	$ 1,776,359

See accompanying Notes to Financial Statements.